FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 May 2010

HSBC HOLDINGS PLC
INTERIM MANAGEMENT STATEMENT

HSBC Holdings plc (HSBC) will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement and the first quarter results of its principal operations in the United States (US), HSBC Finance Corporation and HSBC Bank USA Inc., whose formal SEC 10-Qs will be available at Investor Relations on www.hsbc.com shortly after 09.15 BST (in London). The trading update call will take place at 13.00 BST (in London), and details for participating in the call and live audio webcast can be also found at Investor Relations on www.hsbc.com and at the end of this statement.

HSBC INTERIM MANAGEMENT STATEMENT

HSBC's financial performance in the first quarter of 2010 was very good and well ahead of Q1 2009
[1]
, substantially driven by lower loan impairment charges. Personal Financial Services and Commercial Banking accounted for most of this improvement, while Global Banking and Markets was also ahead. I
n the US, the seasonal credit experience was particularly favourable in the quarter, resulting in pre-tax profits for the first time since the financial crisis began in 2007
.

In most respects, our experience in the first quarter broadly matched our expectations at the outset of the year. Deposit spreads remained constrained, reflecting the sustained low interest rate environment in most major markets and increasing competition for savings. Balance sheet management revenues remained strong against long-term averages but, as we had advised, were notably lower than in the exceptional first quarter of 2009. While c ustomer appetite remained subdued in many developed markets, demand for credit picked up in emerging markets and for cross-border trade.

However, credit quality improved faster than we anticipated in US consumer finance, and more generally across the Group. As a result, l oan impairment charges fell to the lowest quarterly level for more than two years, reducing in every customer group and in all regions except the Middle East.

While we continued to manage down the
US consumer finance run-off portfolios, we also took advantage of opportunities to grow our other businesses elsewhere.
We expect the upturn in demand for credit in emerging markets to translate into revenue growth over time as Asian economies drive the global recovery and as emerging markets begin to play a greater role in world trade.
Customer loan balances were higher than at the year-end and
wealth and insurance revenues in Asia and Europe were ahead of Q1 2009. Premier also continued to make an important contribution to revenues, supported by a growing customer base which increased to 3.6 million during the period. For the Group as a whole, revenues were lower than in Q1 2009 but were higher than in Q4 2009.

Operating expenses were broadly in line with both Q1 2009 and Q4 2009 as a result of tight cost control across the business and we continued to invest in our One HSBC programme in order to drive greater efficiency across the Group.

As a result of all of the above, underlying pre-tax profits were comfortably ahead of both Q1 2009 and Q4 2009. On a reported basis, pre-tax profits were lower than in the first quarter of 2009, largely due to the exceptional positive movements in fair value on our own debt related to credit spreads in Q1 2009.

We continued to build on HSBC's distinctive financial strength, positioning the business competitively for growth opportunities ahead. After covering the fourth interim dividend for 2009 of US$0.10 per ordinary share, capital generated in the quarter helped to strengthen the tier 1 ratio to 11.1 per cent and the core tier 1 ratio to 9.7 per cent. Reported risk-weighted assets reduced slightly in the quarter. The ratio of customer advances to deposits remained conservative at under 80 per cent. The first interim dividend for 2010 of US$0.08 per ordinary share was announced on 4 May.

Signs of growth in demand for lending and wealth management continue in Asia

Asian economies strengthened further during the quarter and the signs of demand for credit and wealth and investment products which began in the second half of last year continued. Fee income increased compared with Q1 2009 as we responded to increased demand for wealth management products, notably fund products and unit trusts. Total revenues were higher than in both Q1 2009 and Q4 2009. We also increased personal and commercial lending in a number of markets
.
Loan impairment charges were lower, notably in Hong Kong as economic conditions improved and in India, which benefited from a reduction in credit card balances and the run-off of the consumer lending portfolios. Households and businesses also continued to entrust more of their savings to HSBC, with the effect on revenue of an increase in deposit balances compared with Q1 and Q4 2009 partly offsetting the impact of liability spread compression.

As a result of all these factors, pre-tax profits in both Hong Kong and the Rest of Asia Pacific were encouragingly higher than in Q1 2009, and our associates in mainland China also delivered higher contributions. We reached a milestone of one million Premier customers across the region and launched our new Advance proposition for upwardly mobile professionals in seven Asian markets.

Revenues constrained in Latin America and the Middle East

We continued to refocus our credit portfolios in Latin America and our revenues were lower in the region as a result. However, the resulting fall in loan impairment charges broadly compensated for the decline in revenues. In the Middle East, customers continued to feel the effects of last year's contraction in economic activity and revenues were lower overall. Loan impairment charges were higher than in Q1 2009 but were lower than in Q4 2009.

US: pre-tax profits for first time since 2007

The US economy continued to show signs of improvement during the quarter.  Business confidence increased on the back of stronger manufacturing performance. Low and mid value property prices remained stable. Although unemployment rates remained high, they were lower than expected.

Against this background, HSBC's US business delivered pre-tax profits for the first time since Q2 2007. Loan impairment charges in Personal Financial Services were significantly lower than in both Q1 2009 and Q4 2009, reflecting lower customer balances, seasonal trends and improved credit trends. These seasonal effects were higher than historically experienced, partly due to an increased focus by customers on reducing levels of debt and the impact of government stimulus programmes. I
n the consumer finance business, the run-off portfolios reduced in Q1 2010 by a further US$5.6 billion to US$73.3 billion in line with our expectations. Our US cards business generated pre-tax profits of US$681 million, compared with US$1 million in Q1 2009, primarily due to lower impairment charges, though we estimate that new legislation could have the effect of reducing risk-adjusted revenues during 2010 by some US$200 - 300 million. Profitability also improved in both US Commercial Banking and our US Personal Financial Services business within HSBC Bank USA.

UK: refocusing our retail strategy and building international capability

The UK economy made modest progress in the first quarter and demand for credit remained low. However, retail revenues were marginally higher than in Q1 2009 as a result of opportunities for selective lending growth and higher asset spreads, which combined to outweigh the continuing effect of liability spread compression. Credit quality in our growing mortgage business continued to be underpinned by conservative loan-to-value ratios. We further grew Premier customer numbers and launched Advance during the quarter while the
World Selection Fund
performed well with assets under management reaching US$2 billion in the UK.
In Commercial Banking, we continued to build our position in trade finance, resulting in increased lending against international trade.
Loan impairment charges were significantly lower than in Q1 2009 in line with more stable economic conditions and continued low interest rates.

Strong performance in Global Banking and Markets from diversified revenue streams

Pre-tax profits in Global Banking and Markets were higher than in both Q1 2009 and Q4 2009. The trading businesses performed robustly and credit risk provisions and loan impairment charges fell significantly. This more than offset the decline in Balance Sheet Management revenues that we had anticipated, and we expect this decline to continue during the rest of the year as positions mature. Although lower compared with the very strong Q1 2009, total revenues remained encouragingly well diversified with no one business area contributing more than 20 per cent of the total. Credit revenues increased strongly, primarily due to a general improvement in asset prices and the non-recurrence of write-downs reported in Q1 2009. In foreign exchange, volumes were significantly lower as volatility declined from the highs of Q1 2009.

The available-for-sale ('AFS') portfolio of asset-backed securities (ABS's) performed in line with expectations. Impairments of US$98 million were recognised in the quarter and this remains within guidance previously given of US$2.0 billion to US$2.5 billion for the period 2009 to 2011. Expected losses of US$72 million were recognised in the quarter, also within the forecast range of US$600 million to US$800 million. The deficit on the AFS ABS reserve further reduced to US$9.9 billion as prices improved and assets matured in line with expectations. US$3.9 billion of this relates to securities held within the Securities Investment Conduits (Special Purpose Entities) which continue to benefit from external first loss protection of US$2.2 billion.

Positive net inflows in Global Private Banking

In Global Private Banking, pre-tax profit was modestly lower than in Q1 2009. We were encouraged by increased levels of client activity as risk appetite increased and by net new money inflows, the majority of which were from emerging markets.

Outlook for 2010

Group Chief Executive, Michael Geoghegan, said:

"I am encouraged by our very good financial results in the first quarter and pleased to say that our performance since the end of the quarter has been satisfactory. Although we remain alert to the impact of strains being seen in Europe, the emerging market trends are developing well and it is good to be able to report a pre-tax profit in the US in the first quarter - the first quarterly profit since 2007. It is too soon to declare victory but the improvement in the quarter is testament to the actions of our management team since we identified the problems in the US consumer finance market.

"We are still in the middle of a period of record low interest rates with no immediate end in sight - not least in the US and the UK. As a deposit-led bank, this will likely continue to constrain income for the rest of this year and even beyond. But although this is painful now, HSBC's funding strength means we are one of the world's best positioned banks in the long-term, as rates eventually rise.

"We expect appetite for lending and wealth management products to continue growing in emerging markets. However, it will take time for credit demand to translate into meaningful revenues. Asia and Latin America should continue to pick up during the year. Recovery could take a little longer in some parts of the Middle East, although current oil price levels are supporting development. In developed markets, revenue growth will remain challenging in the near-term. This reinforces the importance of our emerging markets strategy and I believe there is no international bank better placed than HSBC to support these economies and their links with the developed world.

"Regulatory change is the other major challenge ahead. It is in everyone's interest that we have a stronger regulatory framework, with more responsible banks and more effective regulation which doesn't restrict real economic growth. We agree that aggregate levels of capital and liquidity in the financial system must be increased. But we are concerned that, if increased too quickly, these measures could constrain banks from lending to customers when they need it most. The risk is that this could drive a new credit crunch, and stall recovery. Whatever change is agreed must also be implemented internationally, and to the same timetable.

"From my new base in Hong Kong, the shift from West to East is clearer than ever. In developed markets, the risks of double-dip recession and stagnation haven't gone away. In contrast, recovery in emerging markets looks secure. Output is accelerating, new business volumes are strengthening, and employment is rising. All of this should help keep the global economy moving in the right direction."

Items of note:
·
Underlying basis: performance is measured internally on a like-for-like basis by eliminating the effects of foreign currency translation differences, acquisitions and disposals of subsidiaries and businesses and fair value movements on own debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This is referred to as underlying performance. The following items affect the comparisons made in this statement.
·
Credit spreads narrowed in Q1 2010, reversing previous gains recorded and contributing to negative movements on HSBC's own debt recorded at fair value of US$0.4 billion.  This compared with a positive movement of US$6.2 billion in Q1 2009. These movements are reflected in the 'Other' segment, are not allocated to customer groups and are not included in regulatory capital calculations. They will fully reverse over the life of the debt and do not form part of managed performance.
·
As noted in the
2009 Annual Report and Accounts
, during the first quarter of 2010 HSBC North America Holdings Inc sold HSBC Bank Canada to HSBC Overseas (UK) Holdings Ltd as part of an internal reorganisation. The transaction generated a book tax charge in the US that is expected to be covered by operating tax losses. As the transaction was eliminated on consolidation but the tax charge remained, this had the effect of substantially increasing the Group's effective tax rate in Q1 2010, but it is expected to return to more normal levels on a full year basis.
·
Performance after the first quarter continued to reflect the trends noted above, although Global Banking and Markets experienced slightly lower trading activity and was moderately affected by the mark down of trading positions in weaker European sovereign exposures. In April, we also expensed in full the UK bank payroll tax of US$335 million noted in the 2009 Annual Report and Accounts as the legislation was enacted.

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/5181L_-2010-5-7.pdf

Conference call details

The conference call is being hosted by Michael Geoghegan, Group Chief Executive, Douglas Flint, Chief Financial Officer, Executive Director, Risk and Regulation, and Brendan McDonagh, Chief Executive Officer, HSBC North America Holdings Inc. and will be accessible by dialling the following local telephone numbers:

UK:	+44 (0) 20 7806 1957
UK toll free:	0800 028 1277

USA:	+1 718 354 1388
USA toll free:	1 888 935 4577

Hong Kong:	+852 3002 1356
Hong Kong toll free:	800 966 523

Restrictions may exist when accessing freephone/toll free numbers using a mobile telephone.

Passcode:                                 HSBC

A recording of the conference call will be available from the close of business 7 May 2010 until close of business on 7 June 2010.

Local replay access telephone numbers are:

UK (local):	+44 (0) 20 7111 1244
UK toll free:	0800 358 7735

USA (local):	+1 347 366 9565
USA toll free:	1 866 932 5017

Hong Kong (local):	+852 3011 4669

Replay access passcode:
1704708
#

On 7 May 2010, the replay will also be accessible on HSBC's website by following this link: http://www.hsbc.com/1/2/investor-relations/financial-info.

For further information, please contact:

Investor Relations	Media Relations
Alastair Brown	Patrick McGuinness
+44 (0) 20 7992 1938	+44 (0) 20 7991 0111

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

[1]
Unless otherwise stated, all comments are given on an underlying basis (see definition on page 7).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                        Date: 07 May 2010